MYTRAVEL

29 June 2006

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 29th of June 2006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
<u>MyTravel Group plc</u>

Enclosures

dw 7/5

SCHEDULE 10

RECEIVED
2000 JUL -5 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

UBS Global Asset Management Life Ltd	707,907
UBS AG London Branch	17,388,362
Total	18,096,269

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

RECEIVED
2006 JUL -5 P 2:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

11. Date company informed

29 June 2006

12. Total holding following this notification

18,096,269 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

3.93% of the 30p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

29 June 2006

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancahire
OL11 1SA

Fax: 01706 742117

28th June 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 27th June 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 18,096,269 Ordinary shares of My Travel Group PLC, representing 3.95 per cent of the issued share capital of the Company (458,501,058).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management Life Ltd	707,907 shares	0.15%
UBS AG London Branch	17,388,362 shares	3.79%
UBS AG - Total	**18,096,269 shares**	**3.95%**

3.93%

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,

PP [signature]

CJ Rinaldi
Executive Director
Compliance

[signature]

Angela Huff
Associate Director
Compliance

MyTravel UK
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire OL11 1SA

28 June 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 22nd, 23rd, 26th and 28th of June 2006, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-060627

SCHEDULE 10

RECEIVED
...L -5 P 2:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arose by attribution only.
The interest in 17,260 30p shares arose from the interest held by Goldman, Sachs & Co. , a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers.
The interest in 35,854,188 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.
The interest in 8,661,231 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

17,260 ordinary shares of 30p registered in the name of Goldman Sachs Securities (Nominees) Limited and 35,854,188 ordinary shares of 30p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

21 June 2006

11. Date company informed

26 June 2006

12. Total holding following this notification

44,532,679 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

9.71% of the ordinary shares of 30p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

28 June 2006

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

Goldman Sachs

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

23 June 2006

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

We hereby notify you that as at close of business on 21 June 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 44,532,679 shares.

Of these 44,532,679 shares:

- The interest in 17,260 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

- The interest in 35,854,188 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

- The interest in 8,661,231 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. We believe some of these shares are, or will be, registered in the name of GSSN.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,

Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J.P. Morgan Securities Limited 19,721,418

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

27 June 2006

12. Total holding following this notification

19,721,418

13. Total percentage holding of issued class following this notification

4.30%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

28 June 2006

RECEIVED
23 JUN 2006
Company Secretary's ...

19 June 2006

The Company Secretary
MyTravel Group Plc – Ordinary Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir,

MYTRAVEL GROUP PLC – ORDINARY SHARES OF 30P EACH
S198 COMPANIES ACT 1985 INTEREST IN SHARES

J.P. Morgan Securities Ltd., ("JPMSL") of 125 London Wall, London, EC2Y 5AJ would like to advise you that JPMSL has increased its material interest in the share capital of MyTravel Group Plc (the "Company") to 4.31%. Details are as follows:

Total number of shares held by J.P. Morgan Securities Ltd.: 19,721,418 (4.31%) 4.30%

Should you require any further information please do not hesitate to contact us.

Yours faithfully,

S. Shaikh

Shoaib Shaikh
EMEA Surveillance

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancahire
OL11 1SA

Fax: 01706 742117

21st June 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 20th June 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 25,281,850 Ordinary shares of My Travel Group PLC, representing 5.51 per cent of the issued share capital of the Company (458,501,058).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management Life Ltd	707,907 shares	0.15%
UBS AG London Branch	17,213,251 shares	3.75%
UBS AG (Switzerland)	7,360,692 shares	1.61%
UBS AG - Total	**25,281,850 shares**	**5.51%** ✓

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,

pp

CJ Rinaldi
Executive Director
Compliance

Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

UBS Global Asset Management Life Ltd	707,907
UBS AG London Branch	17,213,251
UBS AG (Switzerland)	7,360,692
Total	25,281,850

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

20 June 2006

11. Date company informed

22 June 2006

12. Total holding following this notification

25,281,850 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

5.51% of the 30p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

22 June 2006

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Done

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancahire
OL11 1SA

Fax: 01706 742117

23rd June 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 22nd June 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 18,464,591 Ordinary shares of My Travel Group PLC, representing 4.03 per cent of the issued share capital of the Company (458,501,058).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	Breakdown of position held (%)	
UBS Global Asset Management Life Ltd	707,907 shares	0.15%
UBS AG London Branch	17,756,684 shares	3.87%
UBS AG - Total	**18,464,591 shares**	**4.03%**

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,

pp CJ Rinaldi
Executive Director
Compliance

Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:

UBS Global Asset Management Life Ltd	707,907
UBS AG London Branch	17,756,684
Total	18,464,591

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

23 June 2006

12. Total holding following this notification

18,464,591 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

4.03% of the 30p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act

15. Name of contact and telephone number for queries

Mike Vaux - 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

26 June 2006

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancahire
OL11 1SA

Fax: 01706 742117

22nd June 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 21st June 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 18,246,313 Ordinary shares of My Travel Group PLC, representing 3.98 per cent of the issued share capital of the Company (458,501,058).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	**Breakdown of position held (%)**	
UBS Global Asset Management Life Ltd	707,907 shares	0.15%
UBS AG London Branch	17,538,406 shares	3.75%
UBS AG - Total	**18,246,313 shares**	**3.98%**

If you require any further information concerning this notification, please contact Nimisha Sachdev in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7568 9289.

Yours faithfully,

[illegible] Rinaldi
Executive Director
Compliance

Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following group and legal entities:
UBS Global Asset Management Life Ltd 707,907
UBS AG London Branch 17,538,406
Total 18,246,313

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

22 June 2006

12. Total holding following this notification

18,246,313 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

3.98% of the 30p ordinary shares

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of Section 208(5) Companies Act

15. Name of contact and telephone number for queries

Mike Vaux - 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

23 June 2006